U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

      Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

      If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Rene Randall
Rene Randall
Vice-President

Date:     February 10, 2014

IAT Reinsurance Company, Ltd.

NEWS RELEASE

MFC AND KELLOGG GROUP ANNOUNCE DEFINITIVE AGREEMENT

NEW YORK (February 7, 2014) - MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL), IAT Reinsurance Company, Ltd. and Peter Kellogg are pleased to jointly announce that they have entered into a settlement agreement pursuant to which, among other things, all outstanding claims and actions between them will be dismissed and they have agreed to work cooperatively to enhance long term value for all MFC's stakeholders.

A copy of the agreement will be filed under the Company's profile on SEDAR at www.sedar.com and on Form 6-K with the United States Securities and Exchange Commission in due course.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the Company, please visit its website at www.mfcindustrial.com.

About IAT

IAT is a Class 3-A Bermuda-domiciled reinsurer. IAT’s head office is located at 48 Wall Street, 30th Floor, New York, NY 10005. IAT is an active underwriter of commercial and personal lines property and casualty reinsurance and insurance, directly and through its eight wholly-owned insurance subsidiaries domiciled and licensed in the US.

Company No. BC0778539

BUSINESS CORPORATIONS ACT

AMENDED AND RESTATED ARTICLES

OF

MFC INDUSTRIAL LTD.

(formerly Terra Nova Royalty Corporation)
(February 7, 2014)

Company No. BC0778539

BUSINESS CORPORATIONS ACT

AMENDED AND RESTATED ARTICLES

OF

MFC INDUSTRIAL LTD.

(formerly Terra Nova Royalty Corporation)

(the “Company”)

PART 1 – INTERPRETATION

1.1	Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise, the following words shall have the following meanings:

(a)	“adjourned meeting” means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

(b)	“board” and “directors” mean the directors or sole director of the Company for the time being;

(c)	“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

(d)	“Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238;

(e)	“trustee”, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2	Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3	Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4	Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5	Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1	Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.2	Right to share certificate

Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

2.3	Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4	Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:

(a)	order the certificate to be cancelled; and

(b)	issue a replacement share certificate.

2.5	Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive:

(a)	proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.6	Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request. The shareholder will pay the cost of issuing such share certificates.

PART 3 – ISSUE OF SHARES

3.1	Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2	Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1	Recording or registering transfer

A transfer of a share of the Company must not be recorded or registered:

(a)	unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled; or

(b)	if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2	Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

4.3	Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4	Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5	Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 – ACQUISITION OF SHARES

5.1	Company authorized to redeem or purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, redeem, purchase or otherwise acquire any of its shares.

5.2	Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3	Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

PART 6 – BORROWING POWERS

6.1	Powers of directors

The directors may from time to time on behalf of the Company:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

PART 7 – GENERAL MEETINGS

7.1	Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182 of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2	Location of annual general and other shareholder meetings

An annual general meeting or other meeting of the Company’s shareholders may be held at any of the following locations or at such other location inside or outside British Columbia as may from time to time be fixed by a resolution of the directors:

Vancouver, British Columbia	Vienna, Austria
Hong Kong	Hamilton, Bermuda
Munich, Germany	Frankfurt, Germany
Shanghai, China	Bridgetown, Barbados
Zurich, Switzerland	Toronto, Ontario

7.3	When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.3, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.4	Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.5	Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days; or

(b) otherwise, 10 days.

7.6	Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days; or

(b)	otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7	Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.8	Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.9	Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice, and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1	Special business

At a meeting of shareholders, the following business is special business:

	(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

	(b)	at an annual general meeting, all business is special business except for the following:

		(i)	business relating to the conduct of or voting at the meeting,

		(ii)	consideration of any financial statements of the Company presented to the meeting,

		(iii)	consideration of any reports of the directors or auditor,

		(iv)	the election or appointment of directors,

		(v)	the appointment of an auditor,

		(vi)	the setting of the remuneration of an auditor,

		(vii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution, and

		(viii)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2	Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy.

8.4	One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a) the quorum is one person who is, or who represents by proxy, that shareholder; and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

8.5	Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.6	Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.7	Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

8.8	Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 8.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

8.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.10	Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.12	Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.13	Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.14	Manner of taking a poll

Subject to Article 8.15, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs, and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn.

8.15	Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting,

8.16	Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.17	Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.18	Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.19	Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.20	Equality of votes decided in the negative

In the case of an equality of votes by shareholders on any question at a meeting of shareholders, such question shall be deemed to have not been passed, and, for the avoidance of doubt, the chair of a meeting of shareholders shall not have a casting or second vote.

8.21	Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.22	Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Article;

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 – VOTES OF SHAREHOLDERS

9.1	Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 9.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote; and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

9.2	Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

9.3	Votes by joint shareholders

If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

9.4	Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 9.3, deemed to be joint shareholders.

9.5	Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must

	(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least two business days before the day set for the holding of the meeting, or

	(ii)	be provided, at the meeting, to the chair of the meeting, and

(b)	if a representative is appointed under this Article 9.5:

	(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

	(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

9.6	Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

9.7	Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 10 – DIRECTORS

10.1	Number of directors

The number of directors, excluding additional directors appointed under Article 11.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by the directors, and

(ii) under Article 11.4; or

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given), and

(ii) under Article 11.4.

10.2	Change in number of directors

If the number of directors is set under Articles 10.1(a)(i) or 10.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

10.3	Directors’ acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

10.4	Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

10.5	Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

10.6	Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

10.7	Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

10.8	Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 11 – ELECTION AND REMOVAL OF DIRECTORS

11.1	Election and term of directors

The directors shall be divided into three classes: Class I, Class II and Class III, as equal in number as possible. At the first annual general meeting of the Company under the Business Corporations Act, Class III directors shall be elected to hold office for a three year term. At the second annual general meeting of the Company under the Business Corporations Act, Class I directors shall be elected to hold office for a three year term. At the third annual general meeting of the Company under the Business Corporations Act, Class II directors shall be elected to hold office for a three year term. At each annual general meeting, the successors to the class of directors whose terms then expire shall be identified as being of the same class of directors they succeed and shall be elected to hold office for a three year term expiring at the third succeeding annual general meeting. A successor director who replaces a director who resigned before the expiration of his or her term shall be appointed or elected for the remaining term of such resigned director. When the number of directors has changed, any newly created directorship or any decrease in directorships shall be apportioned among the classes by the directors as to make all classes as equal in number as possible.

11.2	Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

11.3	Failure to elect or appoint directors

If:

	(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.3, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

	(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.3, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

11.4	Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

11.5	Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

11.6	Remaining directors’ power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

11.7	Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

11.8	Additional directors

Notwithstanding Articles 10.1 and 10.2, between annual general meetings or unanimous resolutions contemplated by Article 7.3, the directors may, subject to compliance with Article 11.1 appoint one or more additional directors, but the number of additional directors appointed under this Article 11.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 11.8.

11.9	Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 11.10 or 11.11.

11.10	Removal of director by shareholders

The shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

11.11	Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 12 – PROCEEDINGS OF DIRECTORS

12.1	Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

12.2	Chair of meetings

Meetings of directors are to be chaired by:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

12.3	Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, such question shall be deemed to have not been passed, and, for the avoidance of doubt, the chair of the meeting shall not have a casting or second vote.

12.4	Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 12.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

12.5	Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

12.6	Notice of extraordinary meetings

Subject to Articles 12.7 and 12.8, if a meeting of the board is called under Article 12.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors:

(a)	by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose;

(b)	by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose; or

(c)	orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

12.7	When notice not required

It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed; or

(b) the director has filed a waiver under Article 12.9.

12.8	Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

12.9	Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

12.10	Effect of waiver

After a director files a waiver under Article 12.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

12.11	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

12.12	If only one director

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 13 – COMMITTEES OF DIRECTORS

13.1	Appointment of committees

The directors may, by resolution:

	(a)	appoint one or more committees consisting of the director or directors that they consider appropriate;

	(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i) the power to fill vacancies in the board,

	(ii)	the power to change the membership of, or fill vacancies in, any committee of the board, and

	(iii)	the power to appoint or remove officers appointed by the board, and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

13.2	Obligations of committee

Any committee formed under Article 13.1, in the exercise of the powers delegated to it, must:

	(a)	conform to any rules that may from time to time be imposed on it by the directors; and

	(b)	report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

13.3	Powers of board

The board may, at any time:

	(a)	revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding;

	(b)	terminate the appointment of, or change the membership of, a committee; and

	(c)	fill vacancies in a committee.

13.4	Committee meetings

Subject to Article 13.2(a):

	(a)	the members of a directors’ committee may meet and adjourn as they think proper;

	(b)	a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

	(c)	a majority of the members of a directors’ committee constitutes a quorum of the committee; and

	(d)	questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 14 – OFFICERS

14.1	Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

14.2	Functions, duties and powers of officers

The board may, for each officer:

(a) determine the functions and duties the officer is to perform;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

14.3	Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 15 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

15.1	Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

15.2	No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

15.3	Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

15.4	Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 16 – INDEMNIFICATION

16.1	Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

16.2	Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 16.1.

PART 17 – AUDITOR

17.1	Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

17.2	Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 18 – DIVIDENDS

18.1	Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

18.2	No notice required

The directors need not give notice to any shareholder of any declaration under Article 18.1.

18.3	Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

18.4	Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

18.5	Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

18.6	Dividend bears no interest

No dividend bears interest against the Company.

18.7	Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

18.8	Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed:

(a) subject to paragraphs (b) and (c), to the address of the shareholder;

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares; or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

18.9	Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 19 – ACCOUNTING RECORDS

19.1	Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

PART 20 – EXECUTION OF INSTRUMENTS UNDER SEAL

20.1	Who may attest seal

The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

	(a)	any 2 directors;

	(b)	any officer, together with any director;

	(c)	if the Company has only one director, that director; or

	(d)	any one or more directors or officers or persons as may be determined by resolution of the directors.

20.2	Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 20.1, may be attested by the signature of any director or officer.

PART 21 – NOTICES

21.1	Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

	(a)	mail addressed to the person at the applicable address for that person as follows:

		(i)	for a record mailed to a shareholder, the shareholder’s registered address,

		(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class,

		(iii)	in any other case, the mailing address of the intended recipient;

	(b)	delivery at the applicable address for that person as follows, addressed to the person:

		(i)	for a record delivered to a shareholder, the shareholder’s registered address,

		(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class,

		(iii)	in any other case, the delivery address of the intended recipient;

	(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

	(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; or

	(e)	physical delivery to the intended recipient.

21.2	Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

21.3	Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 21.1, prepaid and mailed or otherwise sent as permitted by Article 21.1 is conclusive evidence of that fact.

21.4	Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

21.5	Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description, and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in Article 21.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 22 – SPECIAL RIGHTS AND RESTRICTIONS

22.1	Common shares

Each Common share shall entitle the holder thereof to notice of and to attend and to cast one (1) vote for each matter to be decided at a general meeting of the Company.

22.2	Class A Preference shares issuable in series

The Class A Preference shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b) create an identifying name for the shares of that series, or alter any such identifying name; and

(c) attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

22.3	Dissolution or winding up

The holders of Class A Preference shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Class A Preference shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Class A Preference share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Class A Preference shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series.

22.4	Class A Preference shares do not confer right to receive notice of, attend or vote at general meetings

Except as may be set out in the rights and restrictions to any series of Class A Preference shares, holders of Class A Preference shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

PART 23 – ALTERATION TO ARTICLES

23.1	Authority to Alter Articles

The directors may, by resolution, alter any part of these Articles unless the Business Corporations Act requires that such resolution be approved by the shareholders of the Company, then such alteration must be approved by the type of resolution specified in the Business Corporations Act.

23.2	Alteration of Authorized Share Structure

Without limiting the generality of Article 23.1, the Company may by resolution of the directors:

	(a)	create one or more classes or series of shares;

	(b)	if none of the shares of a class or series of shares are allotted or issued, eliminate any class or series of shares;

	(c)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

	(d)	establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

	(e)	if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

	(f)	change all or any of its unissued, or fully paid issued, shares with a par value into shares without par value or any of its unissued shares without par value into shares with par value;

	(g)	consolidate all or any of its unissued, or fully paid issued, shares with par value into shares of larger par value;

	(h)	consolidate all or any of its unissued, or fully paid issued, shares without par value;

	(i)	subdivide all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value;

	(j)	subdivide all or any of its unissued, or fully paid issued, shares without par value;

	(k)	alter the identifying name of any of its shares; or

	(l)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

23.3	Change of Name

Without limiting the generality of Article 23.1, the Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.

PART 24 – SECTION 137 OF BUSINESS CORPORATIONS ACT

24.1	Definitions

For the purposes of this Article 24, the following words shall have the following meanings:

(a) “KID” means KHD Humboldt Wedag International (Deutschland) AG;

(b) “KID Shares” means that number of no par value bearer shares of KID held by the Company from time to time; and

(c) “Shareholders Agreement” means the shareholders agreement to be entered into by the Company in connection with the ownership of the KID Shares.

24.2	Voting Rights of the KID Shares

In accordance with section 137(1.1) of the Business Corporations Act and subject to the terms and conditions of the Shareholders Agreement, the directors by this Article 24.2 are granted the power to transfer the power to direct the voting of the KID Shares at any meeting of the shareholders of KID in which the Company is entitled to vote, or written consent in lieu of such meeting, to that party named in the Shareholders Agreement, or such other party as may be determined by the board from time to time and named in the Shareholders Agreement.

MFC Industrial Ltd.
Suite #1620 – 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6

February 7, 2014

IAT Reinsurance Company Ltd.
48 Wall Street, 30th Floor
New York, NY 10005
Attn:     Mr. Peter R. Kellogg

Ladies and Gentlemen:

Re: Mutual Settlement Agreement

     This letter constitutes an agreement (the “Agreement”) among Peter R. Kellogg (“Mr. Kellogg”), IAT Reinsurance Company Ltd., a Bermuda limited liability company (“IAT”, and together with Mr. Kellogg, the “IAT Group”) and MFC Industrial Ltd., a British Columbia corporation (the “Company”).

     WHEREAS, the IAT Group collectively may be deemed to beneficially own an aggregate of 20,662,400 Shares (as defined herein) of the Company, which represents approximately 33% of the issued and outstanding Shares;

     AND WHEREAS, the IAT Group and the Company were engaged in a contested solicitation of proxies from the Company’s shareholders at the 2013 annual general and special meeting of the Company’s shareholders held on December 27, 2013; and

     AND WHEREAS, the Company and the IAT Group desire to mutually resolve the Lawsuits (as defined herein) and all matters related thereto and, in furtherance thereof, undertake the actions and agreements contained herein.

     NOW, THEREFORE, in consideration of the promises and the representations, warranties and agreements contained herein, and other good and valuable consideration, the parties hereto mutually agree as follows:

     1. As used in this Agreement, the following terms shall have the following meanings:

          “affiliate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act and shall include Persons who become affiliates of any Person subsequent to the date of this Agreement and, in the case of the IAT Group, includes, without limitation, each of the IAT Subsidiaries and the entities and/or persons set forth in Schedule “A” hereto;

          “Articles” means the Articles of the Company;

          “Audit Committee” means the Audit Committee of the Board;

          “beneficial ownership” shall have the meaning ascribed to such term in Rule 13d-3 of the Exchange Act and shall also include ownership, directly or indirectly, through derivative securities, but for greater certainty, shall not be deemed to include the reference shares in connection with cash settled swap transactions;

          “Board” means the board of directors of the Company;

          “business day” means any day other than a Saturday, Sunday or a day on which banks in Vancouver, British Columbia or Toronto, Ontario are authorized or obligated by applicable law or executive order to close or are otherwise generally closed;

          “Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, each as amended from time to time;

          “Existing Directors” means the members of the Board as of the date of this Agreement and any other member of the Board appointed pursuant to Section 3 or elected by shareholders of the Company upon the recommendation of the then Existing Directors;

          “IAT Subsidiaries” means all of the insurance subsidiaries of IAT, including: Acceptance Casualty Insurance Company, Acceptance Indemnity Insurance Company, Harco National Insurance Company, Occidental Fire & Casualty Company of North Carolina, Transguard Insurance Company of America, Inc. and Wilshire Insurance Company;

          “Indirect Proposals” means any proposal, motion or resolution proposed, made or put forward at or in respect of any meeting of Shareholders of the Company to: (i) increase the number of directors of the Company above seven; (ii) remove, replace or dismiss any Existing Director; (iii) elect as directors any persons not nominated by the Board; and (iv) amend, replace, alter, remove or otherwise change howsoever the "staggered" nature of the Board or the terms or provisions of the Articles related thereto;

          “Lawsuits” means, collectively, (i) the complaints filed by the Company on November 25, 2013, against the IAT Group and certain other persons named therein in United States federal district court in New York, which was amended on January 6, 2014, and in Supreme Court of British Columbia, which was amended on December 2, 2013 (ii) the petition commenced by the IAT Group on December 10, 2013 against the Company and Michael Smith in Canadian provincial court in British Columbia;

          “Shares” means the common shares of the Company;

          “Term” shall have the meaning ascribed to such term in Section 13 of this Agreement.

     2. (a) The Company represents and warrants to the IAT Group, and acknowledges that the IAT Group is relying on such representations and warranties in connection with entering into this Agreement, as follows:

               (i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia and has the requisite power, authority and legal capacity to execute, deliver and perform and to consummate the transactions contemplated by this Agreement.

               (ii) The execution and delivery of each of this Agreement and the Mutual Release by the Company has been duly authorized by all necessary action and no other proceedings on the part of the Company are necessary to authorize this Agreement.

               (iii) This Agreement constitutes a legal, valid, and binding obligation of such party, enforceable against such party in accordance with its terms, except as such enforcement may be limited by any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors' rights generally.

               (iv) The execution and delivery of each of this Agreement and the Mutual Release by the Company and the performance and consummation by the Company of its obligations contemplated hereby and thereby do not (A) violate or breach any law, statute, rule, regulation or order to which the Company is subject or any provision of the organizational documents of the Company; and B) require any consent of any United States, Canadian or Bermudian (federal, state, provincial, local) or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority or other person is required to be obtained by such party in connection with the execution and delivery by such party of this Agreement (except to the extent already obtained).

          (b) Each of IAT and Mr. Kellogg jointly and severally represents and warrants to the Company, and acknowledges that the Company is relying on such representations and warranties in connection with entering into this Agreement, as follows:

               (i) IAT is a corporation duly organized, validly existing and in good standing under the laws of Bermuda and each of IAT and Mr. Kellogg has the requisite power, authority and legal capacity to execute, deliver and perform and to consummate the transactions contemplated by this Agreement.

               (ii) The execution and delivery of each of this Agreement and the Mutual Release by IAT has been duly authorized by all necessary action and no other proceedings on the part of IAT are necessary to authorize this Agreement.

               (iii) Each of this Agreement and the Mutual Release constitutes a legal, valid, and binding obligation of such party, enforceable against such party in accordance with its terms, except as such enforcement may be limited by any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors' rights generally.

               (iv) The execution and delivery of each of this Agreement and the Mutual Release by the IAT Group and the performance and consummation by the IAT Group of its obligations hereby and thereby do not (A) violate or breach any law, statute, rule, regulation or order to which IAT, Mr. Kellogg or the IAT Subsidiaries is subject or any provision of the organizational documents of IAT or the IAT Subsidiaries; and (B) require any consent of any United States, Canadian or Bermudian (federal, state, provincial, local) or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority or other person is required to be obtained by such party in connection with the execution and delivery by such party of this Agreement (except to the extent already obtained).

               (vi) The IAT Group beneficially owns and has voting and dispositive power over a total of 20,662,400 Shares of the Company as set forth at Schedule “A” hereto and Kellogg has sole voting control over all such Shares and have no other interest (including convertible securities) in the securities of the Company.

     3. On or prior to the date hereof, the Board has passed a resolution fixing the number of directors of the Company at seven (7), subject to the filing of the Notices of Dismissal of All Claims With Prejudice pursuant to Sections 8(a) and 8(b) hereof. The Company covenants that during the Term, the number of directors of the Company shall not be increased from seven directors unless such increase is approved by at least 6 of the 7 directors of the Company. The vacancy on the Board resulting from the increase in the number of directors of the Company to seven shall be filled within one hundred and twenty (120) days from the date hereof by a person who is qualified to act as a director of the Company and who is selected and approved by mutual written agreement of the Company and IAT.

     4. The Board has approved the following amendments to the Articles to remove the casting vote of the chair at shareholders’ and directors’ meetings:

     (i) an amendment to Section 8.20 of the Articles by deleting the title of Section 8.20 of the Articles and replacing it with the following word: “Equality of votes decided in the negative” and further by deleting all of the words in Section 8.20 of the Articles and replacing them with the following words:

“In the case of an equality of votes by shareholders on any question at a meeting of shareholders, such question shall be deemed to have not been passed, and, for the avoidance of doubt, the chair of a meeting of shareholders shall not have a casting or second vote.”; and

     (ii) an amendment to Section 12.3 of the Articles by deleting all of the words in Section 12.3 of the Articles and replacing them with the following words:

“Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, such question shall be deemed to have not been passed, and, for the avoidance of doubt, the chair of the meeting shall not have a casting or second vote.”.

     5. The Company covenants that during the Term, the amended sections of the Articles referenced in Section 4 of this Agreement shall not be further amended unless such amendment is approved by at least 6 of the 7 directors of the Company.

     6. (a) During the Term, the IAT Group agree, on behalf of themselves and their respective affiliates, that they shall not and shall cause their respective affiliates not to, except pursuant to a negotiated transaction with the IAT Group and/or any of their respective affiliates approved by the Board:

(i)	make, effect, initiate, cause or participate in (A) any acquisition of beneficial ownership of any securities of the Company or any subsidiary or other affiliate or associate of the Company; or (B) any “solicitation” of “proxies” (as those terms are defined in the Exchange Act or Canadian National Instrument 51-102) or consents with respect to any securities of the Company;

(ii)	form or join in a partnership, limited partnership, syndicate or other group, including, without limitation, a group as such term is used in Section 13(d) of the Exchange Act, with respect to the Shares or otherwise support or participate in any effort by a third party, with respect to the matters set forth in Section 6(a)(i) above, or deposit any Shares in a voting trust or subject any Shares to any voting agreement, other than in each case solely with its affiliates (which affiliates the IAT Group shall cause to be subject to the same restrictions set forth herein as if they were parties hereto) with respect to the Shares now or hereafter owned by the IAT Group or pursuant to this Agreement;

(iii)	except pursuant to Section 3 above, nominate or seek to nominate any person to the Board or otherwise act, alone or in concert with others to seek to control or publicly influence the management, Board, or policies of the Company (other than through Mr. Kellogg and Mr. Horn in their capacities as members of the Board);

(iv)	take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in subsection (a) of this Section 6;

(v)	request or propose that the Company (or its directors, officers, employees or agents), directly or indirectly, amend or waive any provision of this Section 6, including this subsection (v);

(vi)	agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in subsections (i), (ii), (iii), (iv), or (v) of this Section 6;

(vii)	assist, induce or encourage any other person or entity to take any action referred to in subsections (i), (ii), (iii), (iv), or (v) of this Section 6; or

(viii)	enter into any discussions or arrangements with any third party with respect to the taking of any action referred to in subsections (i), (ii), (iii), (iv), or (v) of this Section 6.

     (b) During the Term, the IAT Group agree, on behalf of themselves and their respective affiliates that they shall, with respect to any proposal approved by the Board and submitted to the shareholders of the Company relating to: (i) the election of directors of the Company; (ii) the appointment of auditors of the Company; and (iii) the approval of financial statements of the Company (collectively, the “Proposals”), vote any and all Shares beneficially owned by them as of the date hereof, or any Shares acquired by the IAT Group and their respective affiliates after the date of this Agreement, whether pursuant to the exercise of any convertible security beneficially owned by them or otherwise: (i) in favour of the Proposals and as recommended by the Board; and (ii) in respect of Indirect Proposals, as recommended by the Board. The foregoing voting restrictions do not apply if there is any change in the majority of the then Existing Directors following the date of this Agreement. The IAT Group further covenant and agree that they will deposit, or cause the deposit, of duly executed and valid proxies or voting instruction forms to vote as provided for in this Section 6(b), with the Company at least four (4) business days prior to the deadline for depositing proxies as set forth in the notice of meeting relating to such proposal.

     (c) During the Term, the IAT Group agree, on behalf of themselves and their respective affiliates that each person comprising the IAT Group and their respective affiliates will only sell, transfer or otherwise dispose of Shares in open market transactions on the New York Stock Exchange or on such principal stock exchange as the Shares are then listed for trading or in private transactions so long as any sale in any private transaction is not to any person or group (as defined in Section 13(d)(3) of the Exchange Act) who any member of the IAT Group knows, or has reason to know, beneficially owns or as a result of such transaction would beneficially own more than 5% of the then outstanding Shares.

     (d) During the Term, the IAT Group agree, on behalf of themselves and their respective affiliates, that neither the IAT Group nor any of their respective affiliates or associate will engage in the short sale of Shares beneficially owned by the IAT Group or any of their respective affiliates, nor will they permit such Shares to be used for lending or otherwise by any third party in connection with short selling transactions or any other derivative transactions with similar economic effect.

     (e) Notwithstanding the foregoing provisions of this Article 6, upon the occurrence of any of the following events, the obligations of the IAT Group under this Article 6 will terminate immediately and nothing in this Agreement will prohibit the IAT Group or any of its affiliates from undertaking any of the actions specified in the foregoing provisions of this Article 7:

(i)	the Company approves or enters into or announces the approval or entering into, of an agreement, transaction or proposal with a person (in this section, a “Supported Acquiror”) other than the IAT Group or any of its affiliates, a person under common control with the IAT Group or any of its affiliates, or a person acting jointly or in concert with the IAT Group or any of its affiliates or a person under common control with the IAT Group or any of its affiliates, in each case having as its object the acquisition, directly or indirectly, of: (i) such number of the outstanding Shares of the Company as would, when added to the shareholdings of the Supported Acquiror, a person under common control with the Supported Acquiror or a person acting jointly or in concert with the Supported Acquiror or a person under common control with the Supported Acquiror, constitute more than 50% of the outstanding Shares; or (ii) all or substantially all of the Company’s assets; or

(ii)	a third party publicly commences a bona fide formal take-over bid to the Company’s shareholders under applicable securities laws for more than 50% of the Shares; or

(iii)	a third party enters into an agreement with the Company to acquire, or acquires, beneficial ownership of more than 50% of the Shares,

provided that the obligations of the Kellogg Group under Article 6 shall be reinstated under this Agreement immediately in the event that such take-over bid, agreement or transaction referred to in (i), (ii) or (iii) above, as applicable, is terminated or withdrawn without being successful or completed.

     (f) In the event that during the Term the Company waives the application of the shareholder rights plan agreement between the Company and Computershare Inc. dated November 11, 2013, or waives the application of any other shareholder rights plan adopted by the Company after the date hereof, in each case for the benefit of any person other than the IAT Group, the Company shall also concurrently waive the application of such rights plan for the benefit of the IAT Group and the IAT Group’s obligations under Section 6(a)(i) shall immediately terminate.

     (g) Notwithstanding Section 6(a) or any other provision of this Agreement to the contrary, Mr. Kellogg shall be entitled to receive options, restricted stock units or other equity awards, as such awards may be granted from time-to-time by the Company, pursuant to the Company’s equity compensation plans as compensation for services rendered as a member of the Board. In addition, for the avoidance of doubt, nothing in this Section 6 or any other provision of this Agreement shall prohibit, constrain or otherwise restrict Mr. Kellogg or Mr. Horn from carrying out their duties as directors of the Company, including voicing their opinions and voting on Board matters as they deem fit in the circumstances.

     7. The IAT Group covenant and agree that they shall cause all of their affiliates to abide by, and comply with, all of the terms of this Agreement and the IAT Group shall be jointly and severally fully responsible and liable for any breach of this Agreement by their affiliates.

     8. As soon as possible and in any event within two business days of the execution of this Agreement:

          (a) the Company shall (i) file the Notice of Dismissal of All Claims With Prejudice in the form attached hereto as Schedule “B” relating to the MFC Lawsuit commenced in British Columbia on a without cost basis; and (ii) file the Notice of Dismissal of All Claims With Prejudice in the form attached hereto as Schedule “B” relating to the MFC Lawsuit commenced in New York on a without cost basis; and

          (b) the IAT Group shall file the Notice of Dismissal of All Claims With Prejudice in the form attached hereto as Schedule “C” relating to the IAT Canadian Petition on a without cost basis.

     9. Concurrent with the execution of this Agreement, the Company and certain of its directors and the IAT Group have executed and delivered to each other the full and final mutual release between the Company, IAT, Mr. Kellogg and the other named defendants to the Lawsuits in a form mutually agreed among the parties (the “Mutual Release”).

     10. The Company shall issue a joint press release of the Company and the IAT Group in the form attached hereto as Schedule “D” (in this section, the “Press Release”) as soon as practicable on or after the date hereof, but in no event later than one business day after the date of this Agreement, and the Company shall file with the SEC a corresponding Form 6-K that includes both the Press Release and this Agreement. The IAT Group shall promptly file an early warning report and an amendment to their Schedule 13D reporting entry into this Agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto in the form provided to the Company on the date hereof. Except as provided under this Section 10 or as required under applicable law, no party shall make any further public releases in respect hereof.

     11. The Company and the IAT Group each acknowledge and agree that (a) a breach or a threatened breach by either party of this Agreement may give rise to irreparable injury inadequately compensable in damages and accordingly each party shall be entitled to injunctive relief, without proof of actual damages, to prevent a breach or threatened breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, (b) neither party shall plead in defense for any such relief that there would be no irreparable injury or an adequate remedy at law, (c) any applicable right or requirement that a bond be posted by either party is waived and (d) such remedies shall not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity. Each party shall promptly notify the other parties of this Agreement in writing of any breach or threatened breach of this Agreement by such party or its affiliates. In the event of any legal suit, action or proceeding relating to this Agreement before a court of competent jurisdiction, the prevailing party or parties in such legal suit, action or proceeding shall be entitled to reimbursement from the non-prevailing party or parties for the reasonable legal fees and expenses incurred by such party or parties in connection with such legal suit, action or proceeding, including any appeal therefrom. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement (whether based on contract, tort or any other theory).

     12. During the Term, each of the IAT Group and the Company covenants and agrees that it shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the such other party, its affiliates or its and their management, officers, directors, representatives, agents or advisors.

     13. The term (the “Term”) of this Agreement shall be from the date hereof until August 7, 2016 unless earlier terminated;

          (a) by mutual written agreement between the Parties;

          (b) by the Company by written notice to the IAT Group if there has been a material breach by the IAT Group of any of their commitments or obligations under this Agreement and such material breach is incapable of being cured or, if capable of being so cured, has not been cured by the IAT Group within 21 business days of the IAT Group's receipt of written notice of such material breach from the Company; or

          (c) by the IAT Group by written notice to the Company if there has been a material breach by the Company of any of their commitments or obligations under this Agreement and such material breach is incapable of being cured or, if capable of being so cured, has not been cured by the Company within 21 business days of the Company's receipt of written notice of such material breach from the IAT Group or if the director designated by the IAT Group to serve on the Audit Committee is removed from such committee, provided that the Company or the Board shall be permitted to replace such designated director in the event he resigns or otherwise ceases to be a director of the Company.

     14. All notices and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or by facsimile or by a PDF attachment to an e-mail, or by courier or registered or certified mail, postage pre-paid, return receipt requested, as follows:

     If to the Company:

MFC Industrial Ltd.
Suite #1620 – 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
Attn: Michael Smith
Facsimile: (852) 2840 1260
E-Mail: mjsmith@mfinancialcorp.hk

     with a copy (which shall not constitute notice) to:

Sangra Moller LLP
1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C 3L2
Attn: Harjit Sangra
Facsimile: (604) 669-8803
E-Mail: hsangra@sangramoller.com

     If to IAT or Peter Kellogg:

IAT Reinsurance Company Ltd.
48 Wall Street, 30th Floor
New York, NY 10005
Attn: Peter R. Kellogg
Facsimile: (847) 472-6032
E-Mail: pkellogg@iatre.com

     with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Attn: Donald Belovich
Facsimile: (416) 947-0866
E-Mail: dbelovich@stikeman.com

     15. The IAT Group hereby each designate, appoint and empower Stikeman Elliot LLP at their at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 as their authorized agent to receive for and on each of their behalf service of summons or other legal process in any such action, suit or proceeding in connection with this Agreement. The IAT Group may change the process agent appointed under this Section 15 to another party in Vancouver, British Columbia upon five business days' prior written notice to the Company.

     16. This Agreement may be executed by the signatories hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

     17. Each party will, at its own expense, execute and deliver all such further agreements and documents and do such further acts and things as may be reasonably required to give effect to this Agreement.

     18. This Agreement shall not confer any rights or remedies upon any person other than the Parties hereto and their respective successors and permitted assigns.

     19. This Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to its conflict of laws principles. The parties hereto each (a) irrevocably and unconditionally consent to the personal jurisdiction and venue of the courts located within Province of British Columbia; (b) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) shall not bring any action relating to this Agreement or otherwise in any court other than the courts located within the Province of British Columbia.

     20. Subject to the following sentence, this Agreement contains the entire agreement between the IAT Group and the Company concerning the subject matter hereof. This Agreement shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the express written consent of the other parties. No amendment, modification, supplement or waiver of any provision of this Agreement may in any event be effective unless in writing and signed by the party or parties affected thereby. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

     21. If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties hereto shall replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Authorized Signatory

Accepted and agreed to this 7th day of February, 2014:

IAT REINSURANCE COMPANY LTD

By:	/s/ Peter Kellogg
Authorized Signatory

/s/ Peter Kellogg
Peter Kellogg

SCHEDULE “A”

KELLOGG GROUP OWNERSHIP OF SHARES

NAME	NUMBER OF SHARES
Peter Kellogg	100,000
IAT Reinsurance Company Ltd.	10,567,620
Acceptance Casualty Insurance Company	227,273
Acceptance Indemnity Insurance Company	303,030
Bermuda Partners	1,000,000
Cynthia Kellogg	1,200,000
Harco National Insurance Company	776,511
Kellogg Family Trust	200,000
Occidental Fire & Casualty Company of North Carolina	580,093
Peter & Cynthia Kellogg Foundation	2,693,536
Peter Vest PTRS L.P.	190,000
PRK Corporation	966,718
PRK Non-Marital Trust	649,746
Transguard Insurance Company of America, Inc.	414,004
Wilshire Insurance Company	793,869

SCHEDULE “B”

NOTICE OF DISMISSAL OF ALL CLAIMS WITH PREJUDICE RELATING TO THE MFC
LAWSUIT COMMENCED IN BRITISH COLUMBIA

Court File No.: S138773
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

MFC INDUSTRIAL LTD.

PETITIONER

AND

PETER R. KELLOGG, CYNTHIA KELLOGG, LEE KELLOGG, CHARLES
KELLOGG, KELLOGG FAMILY TRUST, PETER AND CYNTHIA KELLOGG
FOUNDATION, PETER VEST PTRS L.P., PRK CORPORATION, PRK NON-
MARITAL TRUST, BERMUDA PARTNERS (US), IAT REINSURANCE
COMPANY, LTD., ACCEPTANCE CASUALTY INSURANCE COMPANY,
ACCEPTANCE INDEMNITY INSURANCE COMPANY, HARCO NATIONAL
INSURANCE COMPANY, OCCIDENTAL FIRE & CASUALTY COMPANY OF
NORTH CAROLINA, INC., TRANSGUARD INSURANCE COMPANY OF
AMERICA, INC. and WILSHIRE INSURANCE COMPANY, INC.

RESPONDENTS

NOTICE OF DISCONTINUANCE

FILED BY:       MFC Industrial Ltd.

TAKE NOTICE that MFC Industrial Ltd. discontinues this proceeding against the Respondents, on a with prejudice, without costs basis.

Notice of trial has not been filed.

Date: February •, 2014
Groia & Company,
Lawyers for the Petitioner, MFC Industrial Ltd.

NOTICE OF DISMISSAL OF ALL CLAIMS WITH PREJUDICE RELATING TO THE MFC
LAWSUIT COMMENCED IN NEW YORK

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
MFC INDUSTRIAL LTD.,
13 Civ. 8400 (JGK)(JCF)
Plaintiff,
-against-	NOTICE OF DISMISSAL
WITH PREJUDICE
PETER KELLOGG, CYNTHIA KELLOGG, LEE	PURSUANT TO
KELLOGG, CHARLES KELLOGG, KELLOGG FAMILY	F.R.C.P. 41(a)(1)(A)(i)
TRUST, PETER AND CYNTHIA KELLOGG
FOUNDATION, PETER VEST PTRS L.P., PRK
CORPORATION, PRK NON-MARITAL TRUST, IAT
REINSURANCE COMPANY LTD., BERMUDA
PARTNERS, ACCEPTANCE CASUALTY INSURANCE
CO., ACCEPTANCE INDEMNITY INSURANCE CO.,
HARCO NATIONAL INSURANCE CO., OCCIDENTAL
FIRE & CASUALTY CO. OF NORTH CAROLINA,
TRANSGUARD INSURANCE CO. OF AMERICA, INC.,
and WILSHIRE INSURANCE CO.,
Defendants.

WHEREAS, Plaintiff MFC Industrial Ltd. initiated the above-captioned case by filing a Complaint against Defendants Peter Kellogg, Cynthia Kellogg, Lee Kellogg, Charles Kellogg, Kellogg Family Trust, Peter and Cynthia Kellogg Foundation, Peter Vest PTRS L.P., PRK Corporation, PRK Non-Marital Trust, IAT Reinsurance Company Ltd., Bermuda Partners, Acceptance Casualty Insurance Co., Acceptance Indemnity Insurance Co., Harco National Insurance Co., Occidental Fire & Casualty Co. of North Carolina, Transguard Insurance Co. of America, Inc., and Wilshire Insurance Co. (hereafter “Defendants”) on November 25, 2013;

          WHEREAS, the above-captioned case has been assigned to the Honorable John G. Koeltl of this Court;

          WHEREAS, as of the date of this Notice of Dismissal, the Defendants in the above-captioned case have not served an answer or a motion for summary judgment in response to the Complaint;

          THE PLAINTIFF, MFC INDUSTRIAL LTD., HEREBY GIVES NOTICE, pursuant to Rule 41(a)(1)(A)(i) of the Federal Rules of Civil Procedure, that it hereby dismisses the above-captioned case against the Defendants, with prejudice.

Dated:	New York, New York
February •, 2014

Respectfully submitted,

LATHAM & WATKINS LLP

By:
Craig A. Batchelor

885 Third Avenue
New York, New York 10022
(212) 906-1200
E-mail: craig.batchelor@lw.com

Attorneys for Plaintiff
MFC Industrial Ltd.

SCHEDULE “C”

NOTICE OF DISMISSAL OF ALL CLAIMS WITH PREJUDICE RELATING TO THE IAT
CANADIAN PETITION

No. S139195
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA
BETWEEN
IAT REINSURANCE COMPANY, LTD. and PETER R. KELLOGG

PETITIONERS

and
MFC INDUSTRIAL LTD. and MICHAEL SMITH

RESPONDENTS

NOTICE OF DISCONTINUANCE

Filed by:

IAT REINSURANCE COMPANY, LTD. and PETER R. KELLOGG

TAKE NOTICE that IAT Reinsurance Company, Ltd. and Peter R. Kellogg discontinue this proceeding against MFC Industrial Ltd. and Michael Smith, on a with prejudice, without costs basis.

Notice of trial has not been filed.

Date: February •, 2014
Stikeman Elliott LLP,
Lawyers for the Petitioner

SCHEDULE “D”

PRESS RELEASE

IAT Reinsurance Company, Ltd.

NEWS RELEASE

MFC AND KELLOGG GROUP ANNOUNCE DEFINITIVE AGREEMENT

NEW YORK (February 7, 2014) - MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL), IAT Reinsurance Company, Ltd. and Peter Kellogg are pleased to jointly announce that they have entered into a settlement agreement pursuant to which, among other things, all outstanding claims and actions between them will be dismissed and they have agreed to work cooperatively to enhance long term value for all MFC's stakeholders.

A copy of the agreement will be filed under the Company's profile on SEDAR at www.sedar.com and on Form 6-K with the United States Securities and Exchange Commission in due course.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the Company, please visit its website at www.mfcindustrial.com.

About IAT

IAT is a Class 3-A Bermuda-domiciled reinsurer. IAT’s head office is located at 48 Wall Street, 30th Floor, New York, NY 10005. IAT is an active underwriter of commercial and personal lines property and casualty reinsurance and insurance, directly and through its eight wholly-owned insurance subsidiaries domiciled and licensed in the US.